FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

13 October 2008

ABBEY AND A&L MANAGEMENT CHANGES

Abbey National plc ("Abbey") and Alliance & Leicester plc ("A&L") have announced changes to their management structure, following the acquisition of A&L by Banco Santander, S.A. (“Santander”)1. The changes are designed to achieve the revenue benefits and cost savings previously announced, and to keep business disruption to a minimum during the transition period following the new ownership of A&L.

The main changes are as follows:

•	A&L will effectively operate as one with Abbey whilst recognising their separate legal status.

•	To achieve this, the Boards and Executive Committees of Abbey and A&L (together with other key Committees such as Audit & Risk Committee) will have common membership.

•	The following Abbey Directors will be appointed to the A&L Board with immediate effect:

•	Antόnio Horta-Osόrio	Chief Executive
•	Lord Burns	Chairman
•	Nathan Bostock	Executive Director
•	Alison Brittain	Executive Director
•	Juan Rodriguez Inciarte	Deputy Chairman and Non-Executive Director
•	Jose María Fuster	Non-Executive Director
•	Jose Maria Carballo	Non-Executive Director
•	Rosemary Thorne	Non-Executive Director
•	Keith Woodley	Non-Executive Director

•	The following A&L Directors will be appointed to the Abbey Board with effect from 21 October 2008:

•	David Bennett	Executive Director
•	Roy Brown	Non-Executive Director
•	Jane Barker	Non-Executive Director

•	The following Abbey Non-Executive Directors will resign from the Abbey Board with effect from 21 October 2008:

•	Miguel Bragança	Non-Executive Director
•	Jorge Morán	Non-Executive Director
•	Andrew Longhurst	Non-Executive Director

•	The following Directors will resign from the A&L Board with immediate effect:

•	Richard Banks	Executive Director
•	Ian Buchanan	Executive Director
•	Chris Rhodes	Executive Director
•	Malcolm Aish	Non-Executive Director
•	Rod Duke	Non-Executive Director
•	Mary Francis	Non-Executive Director
•	Mike McTighe	Non-Executive Director
•	Angus Porter	Non-Executive Director
•	Margaret Salmon	Non-Executive Director
•	Jonathan Watts	Non-Executive Director

Full details of A&L and Abbey Common Board Composition

Executive Directors:

•	Antόnio Horta-Osόrio	Chief Executive
•	Nathan Bostock	Chief Financial Officer and Executive Director, Retail Products and Marketing, HR, Credit Cards and Insurance.
•	Alison Brittain	Executive Director, Abbey Retail Distribution
•	David Bennett	Integration Advisor and Executive Director, Intermediaries

•	Chris Rhodes will join the common Executive Committee with day-to-day responsibility for A&L’s Retail Distribution.

Non-Executive Directors:

•	Lord Burns	Chairman
•	Juan Rodriguez Inciarte	Deputy Chairman
•	Jose María Fuster
•	Roy Brown	Member of Audit & Risk Committee
•	Jane Barker	Member of Audit & Risk Committee
•	Rosemary Thorne	Chair of Audit & Risk Committee
•	Keith Woodley	Member of Audit & Risk Committee
•	Jose Maria Carballo	Member of Audit & Risk Committee

António Horta-Osório, Chief Executive, Abbey, said “The acquisition of Alliance & Leicester, and Bradford & Bingley's direct channels and savings business, is part of Santander's UK growth strategy. The combined business with Abbey gives us almost 1,300 branches and makes us the third largest deposit taker in the UK. In the future, we want to make the full range of our competitive, value-for-money products available to every one of our 24 million UK customers across our three great brands.

We will manage A&L and Abbey as one entity with common Boards and Executive Committees. This is the most effective way to bring these great businesses together. I am convinced that the addition of Alliance & Leicester, alongside Abbey and Bradford & Bingley's direct channels, will be a powerful new force in UK financial services.”

Ends

Contacts

Matthew Young	(Communications Director, Abbey)	020 7756 4232
Stuart Dawkins	(Director of Corporate Communications, A&L)	0116 200 3088
Anthony Frost	(Head of Corporate Communications, Abbey)	020 7756 5536

Notes

1. All changes are subject to FSA approval. Changes to the Abbey Board are subject to Board approval scheduled for 21 October 2008; a further announcement will be made once Board approval has been granted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 13 October 2008	By / s / Scott Linsley
(Authorised Signatory)